09042481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 3 1 2009
Washington, DC
121

SEC FILE NUMBER
8 - 67831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/15/07 (inception) AND ENDING 06/30/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCMB Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 N. Post Oak Lane, Suite 435
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Amsberry (214) 960-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John W. Donovan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DCMB Securities, LLC**, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CAROL A. NAGEL
MY COMMISSION EXPIRES
MARCH 30, 2010

Carol A Nagel
Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) St atement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determinati on of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report d escribing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
DCMB Securities, LLC

We have audited the accompanying statement of financial condition of DCMB Securities, LLC, (a development stage company) as of June 30, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and for the period from November 15, 2007 (date of inception) to June 30, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2009, and the results of its operations and its cash flows for the year then ended and for the period from November 15, 2007 (date of inception) to June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 18, 2009

DCMB SECURITIES, LLC
(A Development Stage Company)
Statement of Financial Condition
June 30, 2009

ASSETS	
Cash	$ 12,631
TOTAL ASSETS	$ 12,631
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 700
Member's Equity	
Capital contributions	70,000
Deficit accumulated during the development stage	(58,069)
Total Member's Equity	11,931
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 12,631

DCMB SECURITIES, LLC
(A Development Stage Company)
Statements of Operations
Year Ended June 30, 2009, and the Period from
November 15, 2007 (Date of Inception) to June 30, 2009

	Year Ended June 30 2009	November 15, 2007 (Inception) to June 30 2009
Revenue		
Interest income	$ -	$ 44
Expenses		
Professional fees	36,583	50,075
Regulatory fees and expenses	1,247	5,975
Other expenses	1,460	2,063
TOTAL EXPENSES	39,290	58,113
NET LOSS	$ (39,290)	$ (58,069)

See notes to financial statements.

DCMB SECURITIES, LLC
(A Development Stage Company)
Statements of Changes in Member's Equity
Year Ended June 30, 2009, and the Period from
November 15, 2007 (Date of Inception) to June 30, 2009

	Capital Contributions	Deficit Accumulated During the Development Stage	Total
Initial capitalization November 20, 2007	$ 50,000	$ -	$ 50,000
Net loss - period ended June 30, 2008	-	(18,779)	(18,779)
Balances at June 30, 2008	50,000	(18,779)	31,221
Member's contributions	20,000	-	20,000
Net loss - year ended June 30, 2009	-	(39,290)	(39,290)
Balances at June 30, 2009	$ 70,000	$ (58,069)	$ 11,931

See notes to financial statements.

DCMB SECURITIES, LLC
(A Development Stage Company)
Statements of Cash Flows
Year Ended June 30, 2009, and the Period from November 15, 2007 (Date of Inception) to June 30, 2009

	Year Ended June 30 2009	November 15, 2007 (Inception) to June 30 2009
Cash flows from operating activities:		
Net loss	$ (39,290)	$ (58,069)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
Increase (decrease) in accounts payable	(398)	700
Net cash used in operating activities	(39,688)	(57,369)
Cash flows from financing activities:		
Initial capilization	-	50,000
Member's contributions	20,000	20,000
Net cash provided by financing activities	20,000	70,000
Net increase (decrease) in cash	(19,688)	12,631
Cash at beginning of period	32,319	-
Cash at end of period	$ 12,631	$ 12,631

Supplemental Disclosures of Cash Flow Information:

There was no cash paid since inception to June 30, 2009 for interest or income taxes.

See notes to financial statements.

DCMB SECURITIES, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

DCMB Securities, LLC (the Company), was organized on November 15, 2007 as a Texas limited liability company. The Company was initially capitalized in November 2007. The Company's registration as a broker/dealer with the Securities and Exchange Commission (SEC) was approved on July 22, 2008. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of private placements of securities and merger and acquisition services, and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Through June 30, 2009, the Company is in the development stage. The Company has significant expenditures for professional fees and regulatory expenses for its planned purpose of selling private placement programs in the oil and gas industry to high net worth individuals located throughout the United States and merger and acquisition services.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and accounts payable are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company will recognize revenue on the sale of interests in private placement programs in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Company will recognize merger and acquisition revenue when earned under the respective agreements.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The taxable income of the Company is includable on the tax return of the Member. The Company is subject to state income taxes.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending June 30, 2009. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at June 30, 2009.

Note 2 - Development Stage Operations

The Company was incorporated and capitalized in November 2007, and became registered with the SEC and FINRA in July 2008. The Company is in the development stage and is devoting substantially all of its efforts in establishing a new business and its planned principal operations have not yet commenced.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital and net capital requirements of $11,931 and $5,000, respectively. The Company's net capital ratio was 0.06 to 1.

Note 4 - Related Party Transactions/Concentration of Services/Economic Dependency

The Company entered into an office and administrative services agreement (Services Agreement) with a related party (Service Company), on December 1, 2007. Under the Services Agreement, the Service Company provides management and back office services to the Company, and incurs overhead expenses for benefit of the Company. The Agreement requires the Company to pay a proportional allocation services fee of $1,000 per month, as base compensation for the proportional costs incurred by Service Company on behalf of the Company, plus additional amounts for overhead expenses incurred. The Services Agreement had an initial one year term and is automatically renewed for successive one year terms unless terminated by either party upon thirty days written notice.

The Company also entered into an office license agreement (License Agreement) with the Service Company, on December 1, 2007. Under the License Agreement, the Service Company grants a license to the Company to utilize the office space covered under the agreement for general office purposes. The Agreement requires the Company to pay a license fee under the License Agreement of $1,500 per month. The License Agreement terminates simultaneously with the office lease agreement of the Service Company, which is currently month-to-month.

The obligation to pay the fees under the Services Agreement and License Agreement (Agreements) was to begin on August 1, 2008, which was the first day of the month immediately following the date the Company was approved for membership in FINRA. Effective July 22, 2008, both Agreements were suspended until such a time as the Company commences business. There was no expense due under these Agreements for the period from inception through June 30, 2009. At the time the Company commences business the Agreements will be reviewed and amended accordingly.

The Company has a concentration of its services provided by the Service Company, is economically dependent on the Service Company and both Companies are under common control. The concentration of services, dependency and existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

DCMB SECURITIES, LLC
Notes to Financial Statements

Note 5 - Subsequent Events

The sole member contributed $10,000 as additional capital in August 2009.

The Company has evaluated subsequent events through August 18, 2009, the date which the financial statements were issued.

Schedule I

DCMB SECURITIES, LLC
(A Development Stage Company)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
June 30, 2009

Total member's equity qualified for net capital	$	11,931
Deductions and/or charges		-
Non-allowable assets:		
Net Capital	$	11,931
Aggregate indebtedness		
Accounts payable	$	700
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	6,931
Ratio of aggregate indebtedness to net capital		0.06 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2009 as filed by DCMB Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying independent auditor's report.

Schedule II

DCMB SECURITIES, LLC
(A Development Stage Company)
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of June 30, 2009

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of June 30, 2009 (unaudited)	$	10,441
Audit Adjustments:		
Decrease in accounts payable		1,490
Net capital as computed on Schedule I	$	11,931

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROLS AS REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
DCMB Securities, LLC

In planning and performing our audit of the financial statements of DCMB Securities, LLC, (the Company), as of June 30, 2009, for the year ended June 30, 2009, and for the period from November 15, 2007 (date of inception) to June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 18, 2009

[redacted]

09042295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 31 2009
Washington, DC
121

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-45285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lantern Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Pinelawn Road, Suite 101E
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Lanton 516-374-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Lanton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lantern Investments, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARK M. EISENBERG
Notary Public, State of New York
No. 01EI4890886
Qualified in Nassau County
Commission Expires March 27, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Lantern Investments, Inc.

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (the "Company") as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lantern Investments, Inc. as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
August 8, 2009

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2009

ASSETS

Cash and cash equivalents	$ 291,268
Receivable from clearing broker	488,057
Securities owned, at market value	753,513
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $126,562	60,584
Goodwill, net of accumulated amortization of $38,002	98,264
Other assets	218,387
TOTAL ASSETS	$ 1,910,073

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 713,220
Securities sold not yet purchased, at market value	14,186
Deferred rent	22,548
Corporate Taxes Payable	62,667
TOTAL LIABILITIES	812,621
SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY	
Liability subordinated to claims of general creditors	45,000
SHAREHOLDERS' EQUITY	
Preferred stock, $.01 par value; 10,000 shares authorized, -0- shares issued and outstanding	-
Common stock, $.05 par value; 30,000 shares authorized, 10,000 issued and 9,890 shares outstanding	495
Additional paid-in capital	414,189
Retained earnings	641,544
Treasury stock, at cost, 110 shares	(3,776)
TOTAL SHAREHOLDERS' EQUITY	1,052,452
TOTAL SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY	1,097,452
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,910,073

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2009

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers. The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions. The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

The Company executes all of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At June 30, 2009, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

Depreciation of property and equipment is provided for on accelerated and straight-line methods over the useful life of the assets. Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, on January 1, 2008. SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

Summarized Information of the Company's Investments is as follows:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment in Securities				
Common Stock	$ 18,123	$ 18,123		
Corporate Bonds	267,042		$ 267,042	
Governments	46,905		46,905	
Municipal Bonds	421,443		421,443	
Total	$ 753,513	$ 18,123	$ 735,390	$ -
% of Total	100.00%	2.41%	97.59%	0.00%

3. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents includes $28,209 in money market funds.

4. GOODWILL

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. The Company has adopted FASB Statement No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill will be assessed annually to determine whenever events or circumstances have occurred which would indicate that goodwill might be impaired. The financials include an impairment charge of $12,003 for the year ended June 30, 2009.

5. OTHER ASSETS

Other assets include $116,434 of advances paid to employees and are being expensed over various periods. These advances are to be repaid through the earning of a "Production Bonus" as stipulated in the various Employment Agreements. If the employee for any reason ceases to be employed by the Company before the date that the Production Bonus is earned, the loan shall become due and payable. At such time, the Borrower shall begin to pay interest on the loan at the annual rate of 2% above the prime rate of the JP Morgan Chase Bank. The financial statements reflect an expense of $33,922 relating to these agreements.

6. INCOME TAXES

The provision for current income taxes consists of the following:

Federal	$83,839
State	30,827
Total	$114,666

The Company has adopted FASB Staff Position No. FIN 48-3 which allows certain nonpublic entities to defer the effective date of FASB Interpretation NO. 48, "Accounting for Uncertainty in Income Taxes ("FIN 48'), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending June 30, 2010. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

7. DEFERRED RENT

The lease for the Company's office space in Melville, New York, Chicago, and San Francisco provides for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, which results in deferred rent payable. This represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

8. COMMITMENTS

In June 2008, the Company entered into an agreement with a retired employee to pay a certain percentage of the value of Broker's Book on the first three anniversary dates of his retirement. A provision has been included in the financials statements for this liability of $60,830.

The Company leases office space in Melville, Lawrence, New York City, Chicago and San Francisco under non-cancelable lease agreements. The leases expire in 2010, 2011, 2013, 2013 and 2013 respectively. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

Year Ended June 30	
2010	$269,827
2011	182,264
2012	144,397
2013	49,622
Total	$ 646,110

9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liabilities subordinated to the claims of general creditors consist of subordinated loan agreements in a aggregate of $45,000 which pays interest at various rates and maturity dates. It is the Company's intent to renew the loan.

PRINCIPAL	INTEREST RATE	MATURITY
$ 25,000	10%	August 31, 2009
10,000	6%	September 10, 2010
5,000	6%	September 10, 2010
5,000	6%	September 10, 2010
$ 45,000		

The subordinated loans have been contributed under agreements pursuant to the rules and regulations of the Financial Industry Regulatory Authority and the Securities and Exchange Commission.

The subordinated loan agreements can be withdrawn by the lenders only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt. Interest expense on the subordinated liabilities was $3,400 for the year ended June 30, 2009.

10. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year-end. The Board of Directors has elected to contribute an amount equal to three percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is approximately $36,069 for the year ending June 30, 2009.

11. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $675,240, which exceeded the minimum requirement of $100,000 by $575,240. The Company's net capital ratio was 1.18 to 1.